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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 9)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

                            ------------------------

                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    This Amendment No. 9 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as subsequently amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999, by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992, as further amended and restated as of March 7, 1999, and as further amended on May 1, 1999 (as amended and restated, the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent. Philips and KPE have offered to purchase the Shares for $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999, as amended and supplemented by the Supplement to the Offer to Purchase dated May 5, 1999 and the related revised Letter of Transmittal (which together constitute the "Amended Philips Offer"). The Amended Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER.

    The description under Item 2 is hereby amended and supplemented by adding the following information:

    The Amended Philips Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 1999, among Philips, KPE and VLSI (the "Merger Agreement"). The Merger Agreement provides that following consummation of the Amended Philips Offer, subject to the other conditions contained in the Merger Agreement, including, if required by law, obtaining the necessary vote of VLSI's stockholders in favor of the Merger Agreement, KPE will be merged with and into VLSI (the "Merger") and each outstanding Share (other than Shares owned by Philips, KPE or their subsidiaries, and other than any Shares held by stockholders who perfect their dissenters' rights under Delaware law) will be converted into the right to receive $21.00 in cash.

ITEM 3. IDENTITY AND BACKGROUND.

    The description under Item 3 is hereby amended and supplemented by adding the following information:

    THE MERGER AGREEMENT.

    On May 1, 1999, the Merger Agreement was executed by VLSI, Philips and KPE. A summary of the Merger Agreement is contained in Section 7 of the Supplement to the Offer to Purchase, which has been filed with the Commission as exhibit
(a)(15) to Philips' Schedule 14D-1. Such summary is incorporated by reference herein and should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The Merger Agreement is attached as Exhibit 36 to Amendment No. 8 to the Schedule 14D-9 filed on May 3, 1999 and is incorporated by reference herein.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    The description under Item 4(a) is hereby amended and supplemented by adding the following information:

    On April 7, 1999, Philips and VLSI entered into the Philips
Confidentiality/Standstill Agreement pursuant to which VLSI agreed that it would provide to Philips and its affiliates access to VLSI's senior management and certain non-public information concerning VLSI and its affairs.

    On April 8 and April 9, 1999, representatives of Philips met with representatives of VLSI to conduct due diligence investigations of VLSI's business. Follow-up due diligence investigations continued through the week of April 24, 1999.

    On April 19, 1999, Morgan Stanley and Hambrecht & Quist sent a letter to third parties, including Philips, inviting the submission of an offer to acquire all of VLSI's Shares pursuant to the enclosed form of merger agreement. On April 21, 1999, Morgan Stanley and Hambrecht & Quist set April 30, 1999 as the deadline for submitting offers.

    On April 30, 1999, Philips submitted its $21.00 per Share offer together with Philips' proposed changes to the form merger agreement circulated by Morgan Stanley and Hambrecht & Quist.

    Beginning on the evening of April 30, 1999, and continuing through the evening of May 1, 1999, Sullivan & Cromwell and Latham & Watkins, counsel to Philips and VLSI, respectively, negotiated the terms of a definitive merger agreement. The Board unanimously approved the Merger Agreement at a special meeting of the Board held on May 1, 1999. Philips, KPE and VLSI executed the Merger Agreement in the evening on May 1, 1999.

    THE BOARD HAS UNANIMOUSLY DETERMINED THAT EACH OF THE AMENDED PHILIPS OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF VLSI, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE AMENDED PHILIPS OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE AMENDED PHILIPS OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED PHILIPS OFFER.

    The description under Item 4(b) is hereby amended and supplemented by adding the following information:

    In reaching its conclusions with respect to the Amended Philips Offer, the Board considered the following factors:

    (1) The terms and conditions of the Amended Philips Offer and the Merger Agreement, including the price to be paid in the Amended Philips Offer and the Merger which is a 95% premium over the unaffected stock price on February 25, 1999; and

    (2) The presentations by Morgan Stanley and Hambrecht & Quist concerning VLSI and the financial aspects of the Amended Philips Offer as well as the oral and written opinions of each of Morgan Stanley and Hambrecht & Quist stating that, as of the date of such opinions, the Amended Philips Offer and the Merger are fair, from a financial point of view, to holders of Shares, other than Philips and its affiliates. The full text of the opinions, each dated May 1, 1999, setting forth the assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Exhibits 40 and 41, respectively, and are incorporated by reference herein.

    The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

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    A copy of the letter to VLSI's stockholders communicating the Board's recommendation is filed as Exhibit 42 to the Schedule 14D-9 and is incorporated by reference herein.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    The description under Item 6 is hereby amended and supplemented by adding the following information:

    On April 16, 1999, Mr Stein exercised options for 303,410 Shares at an average exercise price of $13.13 per Share. VLSI loaned Mr. Stein $3,984,010 to finance Mr. Stein's purchase of the Shares. The loan is unsecured, is due in 2004 and has an interest rate of 5.28% per annum. On April 19, 1999, Thierry Laurent exercised options, that were soon to expire, to purchase 3,500 Shares at an exercise price $4.50 per Share.

    To the best of VLSI's knowledge, except to the extent such action could subject them to liability pursuant to the federal securities laws or except to the extent restricted by the terms of the plans under which such Shares were issued, all of its executive officers, directors or affiliates currently intend to tender any Shares which are held of record or beneficially owned by such persons pursuant to the Amended Philips Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    The description under Item 7 is hereby amended and supplemented by adding the following information:

    On May 1, 1999, VLSI entered into the Merger Agreement with Philips and KPE.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The description under Item 8 is hereby amended and supplemented by adding the following information:

    THE RIGHTS AGREEMENT

    At its meeting on May 1, 1999, the Board adopted an amendment to the Second Amended and Restated Rights Agreement in order to render the Rights inapplicable to the execution of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement, including the consummation of the Amended Philips Offer.

    LITIGATION

    On May 4, 1999, KPE filed a notice of dismissal dismissing its complaint against VLSI filed March 5, 1999.

    DELAWARE TAKEOVER STATUTE

    As a Delaware corporation, VLSI is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations

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between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

    In accordance with the Merger Agreement and Section 203, at its meeting on May 1, 1999, the Board unanimously approved the Amended Philips Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Amended Philips Offer and the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Item 9 is hereby amended by the addition of the following new exhibits:

40.   Opinion of Morgan Stanley & Co. Incorporated dated May 1, 1999.*

41.   Opinion of Hambrecht & Quist LLC dated May 1, 1999.*

42.   Letter to VLSI's stockholders dated May 5, 1999.*

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*   Included in materials being distributed to stockholders of VLSI.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
Dated: May 5, 1999                              VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
                                                    ----------------------------------------
                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer
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